EXHIBIT D-10

                   UNITED STATES OF AMERICA105 FERC P. 62,186
                      FEDERAL ENERGY REGULATORY COMMISSION

Union Electric Company d/b/a AmerenUE                     Docket No. EC04-21-000
Central Illinois Public Service Company
    d/b/a AmerenCIPS


                          ORDER AUTHORIZING DISPOSITION
                          OF JURISDICTIONAL FACILITIES

                           (Issued December 16, 2003)

     On November 12, 2003, Union Electric Company d/b/a AmerenUE (AmerenUE) and Central Illinois Power Company d/b/a AmerenCIPS (AmerenCIPS) (collectively, Applicants) filed an application under section 203 of the Federal Power Act
(FPA)/1/ requesting Commission authorization for a disposition of jurisdictional facilities resulting from a sale of certain of AmerenUE's electric facilities to AmerenCIPS. The jurisdictional facilities associated with the proposed transaction are transmission lines and substation facilities.

     Both AmerenUE and AmerenCIPS are wholly-owned subsidiaries of Ameren Corporation (Ameren), a registered holding company under the Public Utility Holding Company Act of 1935. AmerenUE is a vertically-integrated public utility, which owns generation and transmission facilities in both Illinois and Missouri and provides electric service to wholesale and retail customers in Illinois and Missouri. AmerenCIPS, which does not own generation facilities and has no wholesale power customers, owns transmission facilities in Illinois and currently serves retail customers solely in Illinois. AmerenCIPS meets its retail power needs with purchases from other Ameren affiliates. AmerenUE and AmerenCIPS provide transmission service under a single system open access transmission tariff. Ameren also recently acquired Central Illinois Light Company, now d/b/a AmerenCILCO and currently a transmission-owning member of the Midwest Independent Transmission System Operator, Inc. (Midwest ISO). Ameren has received conditional authorization from the Commission to join the Midwest ISO and to function within the Midwest ISO as part of GridAmerica, a new independent transmission company. Applicants state, however, that AmerenUE has not yet transferred functional control of its transmission facilities to GridAmerica because approval has not yet been received from the Missouri Public Service Commission (Missouri Commission). In addition, Applicants state that Ameren has advised the Commission that the participation of Illinois Power Company (Illinois Power) in the PJM Interconnection, if and when Illinois Power is


----------

/1/  16 U.S.C. ss. 824b (2000).

Docket No. EC04-21-000               - 2 -


purchased by Exelon Corporation, would require Ameren to reevaluate its plans to join the Midwest ISO.

     Under a proposed Asset Transfer Agreement among Union Electric Company d/b/a AmerenUE, Central Illinois Power Company d/b/a AmerenCIPS and Ameren Corporation (Asset Transfer Agreement), AmerenUE proposes to transfer all of its Illinois electric utility service area assets, with the exception of two generating plants, to AmerenCIPS./2/ The jurisdictional facilities to be transferred are transmission lines and substation facilities. As set forth in the Asset Transfer Agreement, the transfer will be accomplished in multiple parts: (1) AmerenUE will transfer approximately 50 percent of the combined assets net of liabilities to AmerenCIPS in exchange for a promissory note in an amount equal to approximately 50 percent of the total net book value; (2) AmerenUE will hold the note and receive payments, including interest from AmerenCIPS; (3) AmerenUE will declare an "in kind" dividend to Ameren equal to the remaining balance (approximately 50 percent) of the net book value of the combined assets net of liabilities; and (4) Ameren will then transfer the dividend assets and liabilities to AmerenCIPS as a capital contribution. According to Applicants, the effect of the proposed transaction will be to place all of AmerenUE's assets that are currently subject to state retail regulation in Illinois with AmerenCIPS.

     Applicants state that the proposed transaction is consistent with the public interest and will not adversely affect competition, rates or regulation. With regard to the effect on competition, Applicants state that the proposed intra-company transfer will not result in any change in concentration in relevant generation markets and therefore will not adversely affect competition.

     Applicants also state that the proposed transaction will not adversely affect the rates of wholesale power customers and retail customers. They note that all of AmerenUE's wholesale power customers are served under contracts that have fixed rate or other pricing provisions that will not be affected by any costs associated with the transfer and that AmerenCIPS has no wholesale customers. They also point out that the rates of all retail customers in Missouri are frozen through June 2006 and that a similar rate freeze exists for AmerenCIPS' bundled retail customers.

     Applicants further state that the proposed transaction will not adversely affect the Commission's or state regulation. Applicants state that Ameren will continue to adhere to its prior commitment to abide by the Commission's policies with respect to intra-company and affiliate transactions. They state that the Commission will continue to have authority over any transmission services and wholesale power sales made or provided by AmerenUE and AmerenCIPS. Finally, Applicants state that the state regulatory commissions in Missouri and Illinois will continue to have jurisdiction over retail transactions. The Illinois


----------

/2/ Under the Asset Transfer Agreement, AmerenUE will also transfer certain electric and gas distribution facilities to AmerenCIPS.

Docket No. EC04-21-000               - 3 -


Commerce Commission has approved the proposed transaction and AmerenUE is currently seeking the Missouri Commission's approval. No state commission has intervened.

     This filing was noticed on November 19, 2003, with comments, protests or interventions due on or before December 3, 2003. None were filed. Notice of interventions and unopposed timely filed motions to intervene are granted pursuant to the operation of Rule 214 of the Commission's Rules of Practice and Procedure (18 C.F.R. ss. 385.214). Any opposed or untimely filed motion to intervene is governed by the provisions of Rule 214.

     After consideration, it is concluded that the proposed transaction is consistent with the public interest and is authorized, subject to the following conditions:

     (1) The proposed transaction is authorized upon the terms and conditions and for the purposes set forth in the application;

     (2) The foregoing authorization is without prejudice to the authority of the Commission or any other regulatory body with respect to rates, service, accounts, valuation, estimates, or determinations of cost, or any other matter whatsoever now pending or which may become before the Commission;

     (3) Nothing in this order shall be construed to imply acquiescence in any estimate or determination of cost or any valuation of property claimed or asserted;

     (4) The Commission retains authority under sections 203(b) and 309 of the FPA to issue supplemental orders as appropriate;

     (5) Applicants shall make appropriate filings under section 205 of the FPA, as necessary, to implement the transaction;

     (6) Applicants shall account for the transfer of facilities in accordance with the instructions to Account 102, Electric Plant Purchased or Sold, of the Uniform System of Accounts and file, within six months of the date of the transfer, detailed journal entries, with any narrative statements necessary to explain the proposed accounting, including related income tax consequences; and

     (7) Applicants shall notify the Commission within 10 days of the date that the disposition of jurisdictional facilities has occurred.

Docket No. EC04-21-000               - 4 -


     This action is taken pursuant to the authority delegated to the Director, Division of Tariffs and Market Development - West, pursuant to 18 C.F.R. ss.
375.307. This order constitutes final agency action. Requests for rehearing by the Commission may be filed within 30 days of the date of issuance of this order, pursuant to 18 C.F.R. ss. 385.713.


                               Jamie L. Simler
                               Director
                               Division of Tariffs and Market Development - West